(202) 828-3568 Writer’s e-mail sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

March 8, 2010

VIA EDGAR

Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:          India Globalization Capital, Inc.
Registration Statement on Form S-1
Filed December 18, 2009
File No. 333-163867

Dear Mr. Kelly:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company”) dated January 11, 2010 with respect to the above-referenced filing.  Concurrently with the filing of this response letter we are filing amendment no. 1 to the above referenced filing (“Amendment No. 1”)

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

About this Prospectus

Staff Comment 1:  You indicate that the securities being registered are to be offered utilizing a shelf registration process.  Tell us the subsection of Rule 415(a) that India Globalization Capital, Inc. is relying upon for offering the securities being registered.  We may have further comments upon reading your response.

Edward M. Kelly, Esq. March 8, 2010 Page 2

1.           We have revised the language in this section in Amendment No. 1 to remove the reference to a shelf registration.

Prospectus’ Outside Front Cover Page

Staff Comment 2:  Please provide all of the information required by Item 501 of Regulation S-K.  In addition, we note that disclosure under “Determination of Offering Price” on page 12 is inconsistent with disclosure in the fourth paragraph under “Underwriting” on page 12.  Please reconcile the disclosures.

2.           We have revised the disclosure on the outside front cover page to provide the information required by Item 501 of Regulation S-K, subject to the determination of the pricing of the offering and the underwriter’s discount.  We have deleted the section called “Determination of Offering Price” from page 12 of Amendment No. 1.

Table of Contents

Staff Comment 3: We note the disclaimer “cannot assure you of its accuracy or completeness” in the second paragraph below the table of contents.  Since India Globalization Capital, Inc. is responsible for the accuracy of the information contained in the filing, India Globalization Capital, Inc. may not disclaim responsibility for the information contained in the filing.  Please revise.

3.           We have deleted the sentence in the table of contents in Amendment No. 1 disclaiming responsibility for the accuracy of the information.

Forward-Looking Statements, page 11

Staff Comment 4: Remove the word “will” from the list of terminology identifying forward looking statements in this section’s first paragraph.  Note that the word “will” does not constitute forward looking terminology because it provides assurances of future performance.

4.           We have removed the word “will” from the list of terminology identifying forward looking statements in this section’s first paragraph on page 11 of Amendment No. 1.

Use of Proceeds, page 12

Staff Comment 5: Please disclose all of the information required by Item 504 of Regulation S-K, including, without limitation, information about the discharge of indebtedness.

5.           We have revised the “Use of Proceeds” section on page 12 of Amendment No. 1 to provide additional information required by Item 504 with respect to respect to the notes described therein.  We will further revise this section by pre-effective amendment as warranted to the extent that the Company decides to use the proceeds in a manner requiring further disclosure pursuant to Item 504 of Regulation S-K.

Edward M. Kelly, Esq. March 8, 2010 Page 3

Underwriting, page 12

Staff Comment 6:  Please disclose all of the information required by Item 508 of Regulation S-K, include, without limitation, the name of the underwriter and its compensation.

6.           The Company has not yet engaged an underwriter.  After the Company has done so, it will revise the “Underwriting” section by pre-effective amendment to include the information required by Item 508.

Undertakings, page II-11

Staff Comment 7:  The undertaking under paragraph (b) is inapplicable to this offering since India Globalization Capital, Inc. is ineligible to use incorporation by reference.  See General Instruction VII of Form  S-1, and revise.

7.           We have deleted the undertaking that was set forth paragraph (b) of the above-referenced filing.

Exhibit Index

Staff Comment 8:  Please indicate by footnote or otherwise any exhibit to be filed by amendment to the registration statement.  For example, refer to exhibits 5.1, 23.2 and 24.  Please also file the legal opinion as an exhibit to this registration statement before its effectiveness and allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

8.           We have indicated on the exhibit index the exhibits to be filed by amendment. We will file the legal opinion prior to effectiveness of the registration statement.

Exhibits

Staff Comment 9:  Please file the underwriting agreement as an exhibit to the registration statement.  See Item 601(b)(1) of Regulation S-K.

9.           We have added the underwriting agreement to the exhibit index and have indicated that it will be filed by amendment.  As noted above, the Company has not yet entered into an underwriting agreement.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Edward M. Kelly, Esq. March 8, 2010 Page 4

Very truly yours,

SEYFARTH SHAW LLP

/s/ Stanley S. Jutkowitz

Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.